April 23, 2021

Via EDGAR and E-MAIL

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Request for Acceleration of Effectiveness
M&T Bank Corporation Registration Statement on Form S-4 (File No. 333-254962)

Dear Ms. Livingston:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, M&T Bank Corporation hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-254962, as amended, be accelerated by the Commission so that it will become effective at 3:00 p.m. Eastern Time on April 23, 2021, or as soon thereafter as practicable.

Please contact Mark J. Menting of Sullivan & Cromwell LLP at (212) 558-4859 or mentingm@sullcrom.com with any questions you may have. In addition, please notify Mr. Menting when this request for acceleration has been granted.

Very truly yours,

M&T Bank Corporation

By:	/s/ Laura P. O’Hara
Name:	Laura P. O’Hara
Title:	Executive Vice President and General Counsel

cc:	H. Rodgin Cohen
Mark J. Menting
(Sullivan & Cromwell LLP)

[Signature Page for S-4 Acceleration Request]